CREO CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at December 31, 2014	$	359,726
Net income	$	833,034
Distributions		(687,643)
Balance at December 31, 2015	$	505,117

See report of independent registered public accounting firm and
notes to financial statements.